SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.2)*


                            MILESTONE SCIENTIFIC INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59935P209
                                    ---------
                                 (CUSIP Number)


                                January 31, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

-----------------------------------              ------------------------------
CUSIP No.  59935P209                    13G         Page  2 of 6 Pages

-----------------------------------              ------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [ ]

                                                            (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            480,000

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
       EACH          ----- ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 480,000

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           480,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.9%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 6 pages

Item 1(a)           Name of Issuer:
                    ---------------

                    Milestone Scientific Inc. (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    ------------------------------------------------

                    220 South Orange Avenue
                    Livingston, New Jersey 07039

Items 2(a)          Name of Person Filing:
                    ----------------------

                    This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, eight securities accounts, the principal one of which is Cumberland Partners. Two of these accounts hold Shares (the "Accounts"). Gary Tynes, Bruce G. Wilcox, Andrew M. Wallach, Lawrence M. Rifkin and Jeffrey E. Eberwein are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)           Address of Principal Business Office:
                    -------------------------------------

                    The address of the principal business and office of Cumberland Associates LLC and each of the Members is:

                    1114 Avenue of the Americas
                    New York, New York 10036

Item 2(c)           Citizenship:
                    ------------

                    Cumberland Associates LLC is a New York
                    limited liability company. Each of the
                    Members is a citizen of the United States.

Item 2(d)           Title of Class of Securities:
                    -----------------------------

                    Common Stock, par value $.001 per share (the "Shares")

Item 2(e)           CUSIP Numbers:
                    --------------

                    59935P209

Item 3              Not Applicable


                               Page 3 of 6 pages

Item 4.             Ownership:
                    ---------

Item 4(a)           Amount Beneficially Owned:
                    --------------------------

                    As of the date hereof, Cumberland Associates
                    LLC may be deemed the beneficial owner of 480,000 Shares.

Item 4(b)           Percent of Class:
                    -----------------

                    The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 4.9% of outstanding Shares, based upon a total 9,701,343 Shares outstanding as of November 4, 2004 as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2004.

Item 4(c)           Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote: 480,000

                    (ii)  Shared power to vote or to direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition
                          of: 480,000

                    (iv) Shared power to dispose or to direct the disposition of: 0

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    --------------------------------------------------------

                    The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

                             Page 4 of 6 pages

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    --------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 4, 2005

                                    CUMBERLAND ASSOCIATES LLC


                                    By:  /s/ Bruce G. Wilcox
                                         -----------------------------
                                          Name:  Bruce G. Wilcox
                                          Title: Member





                               Page 6 of 6 pages